LETTERHEAD OF:

BALLARD SPAHR ANDREWS & INGERSOLL, LLP

JUSTIN P. KLEIN
Direct Dial: (215) 864-8606
Personal Fax: (215) 864-9166
E-Mail: Kleinj@ballardspahr.com

October 12, 2007

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Harleysville Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 9, 2007 File No. 000-14697

Ladies and Gentlemen:

We are pleased to provide this response letter on behalf of Harleysville Group Inc. (“Registrant” or the “Company”) to the Staff’s comment letter dated September 19, 2007 regarding the Registrant’s Form 10-K filed on March 9, 2007 (the “2006 10-K”).  For your convenience, each Staff comment has been reproduced, followed by the Registrant’s response.

Form 10-K for the year ended December 31, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
2006 Compared to 2005, page 23

1.
We believe your disclosure of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.  We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand (1) management’s method for establishing the estimate; (2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and (3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.  Please keep these points in mind in providing us your responses to comments listed below.  Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1.	Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

2.	Identifies the unique development characteristics of each material short-tail and long-tail line of business.

3.
Describes the method you use to calculate the IBNR reserve for each material line of business.  For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

4.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expenses on both an annual and interim reporting basis.

RESPONSE:  The Registrant provides the following additional discussion and description of the methods used in determining reserves for loss and loss adjustment expenses.  The Registrant will also provide similar information in future Form 10-K filings in response to your request.

Reserves for unpaid losses and loss adjustment expenses are estimated for case reserves and IBNR separately.  The sum of case reserves and IBNR represents the Company’s estimate of total unpaid loss and loss adjustment expense.  Case reserves are determined for each reported claim by the Company’s claims organization reflecting the known circumstances of the individual claim.  The Company’s actuaries calculate IBNR by reducing their estimate of ultimate loss and loss adjustment expense by cumulative paid loss and loss adjustment expense and case reserves. Ultimate losses are re-estimated for each line of business on a quarterly basis using the most current loss and claim data as of the quarter end.

In addition to analyzing reserves on a line of business basis, reserving categories are identified and reviewed.  For example, the following categories for the Commercial Auto Liability line of business are analyzed quarterly: Commercial Auto Liability Bodily Injury; Commercial Auto Liability Property Damage; and Commercial Auto Liability Excess.  In the discussion that follows, these categories are referred to by the label “line of business.”

In the course of our quarterly reserve estimation process, several standard loss reserving methods and procedures are utilized to derive estimates of ultimate loss for each line of business, including:

•  Paid Loss Development Method

•  Incurred Loss Development Method

•  Incurred Counts and Averages Method

•  Exponential Fit of Incurred and Paid Severity

•  Bornhuetter-Ferguson Method

Any individual method used to estimate loss reserves has its advantages and disadvantages based on trends, changes within the external business environment, changes in internal company processes and procedures and any bias that may be inherent in the methodology.  The actuaries give consideration to the relative strengths and weaknesses of each of the methods to derive a selected point estimate within the range.  Following is a general description of each of the methods used:

•
Paid Loss Development Method: The Paid Loss Development Method uses historical payment patterns to project future payments as of a given evaluation date to ultimate loss.  Estimates using this method are not affected by changes in case reserving practices that might have occurred during the review period, but may be understated as this method does not take into account large unpaid claims.  This method is also susceptible to any changes in the rate of claim settlements or shifts in the size of claims settled.

A number of indications of ultimate loss may be produced from the Paid Loss Development Method since a number of loss development factors (LDFs) may be selected.  The actuaries produce and review several indications of ultimate loss using this method based on various LDF selections as judged appropriate, such as

•  3 Year Average (straight average and loss-weighted average)

•  5 Year Average (straight average and loss-weighted average)

•  5-Year Excluding Highest and Lowest LDFs

•  All-Year loss-weighted average

•  Selected LDF Pattern (LDF's are selected for each evaluation based on the actuaries' review of the historical development)

•
Incurred Loss Development Method: The Incurred Loss Development Method is similar to the paid method, but instead uses historical incurred (case reserves plus payments) patterns to project future incurred losses as of a given evaluation date to ultimate loss.  In many cases, the incurred development method is preferred over the paid method as it includes the additional information provided by the aggregation of individual case reserves.  The resulting LDFs tend to be lower and more stable than those of the paid development method.  However, the incurred development method may be affected by changes in case reserving practices and any unusually large individual claims.

As with the Paid Loss Development Method, various indications of ultimate loss may be produced from the Incurred Loss Development Method.  The actuaries produce and review several indications of ultimate loss using this method based on various LDF selections.

•
Incurred Counts and Averages Method: This method is used to estimate ultimate loss by separately estimating ultimate counts and severity (average loss per claim) components of ultimate loss.  Both the ultimate claim counts and ultimate severity are estimated using a loss development factor approach similar to the Incurred Loss Development Method.  For this reason, the same considerations discussed in the Incurred Loss Development Method apply to this method as well.

An ultimate severity is selected by fitting an exponential curve to the historical ultimate severities indicated using the ratio of the ultimate loss and ultimate claim counts.  This method yields ultimate severities that are based on the underlying historical trends in the data. Ultimate claim counts and ultimate severities are multiplied together to produce an estimate of ultimate losses.

This method is useful in more recent accident years where the data is not mature and is especially useful when loss development patterns are volatile or not well established.

•
Bornhuetter-Ferguson Method: The Bornhuetter-Ferguson Method is a blended method that explicitly takes into account both actual loss development to date and expected future loss emergence.  Two versions of this method exists: one based on paid loss and one based on incurred loss.  This method uses the selected loss development patterns from the Development Methods to calculate the expected percentage of loss unpaid (or unreported).  The expected component of the method is calculated by multiplying earned premium for the given exposure period by a selected a priori loss ratio. The resulting dollars are then multiplied by the expected percentage of unpaid (or unreported) loss described above.  This provides an estimate of future loss payments (or reporting) that is then added to actual paid (or incurred) loss data to produce estimated ultimate loss.

Each of the methodologies described above (and their derivatives) are reviewed for each line of business.  This approach allows the actuaries to identify and respond to the unique characteristics of each line of business.  Further, since long-term historical data is reviewed, changes in development patterns within a line of business may likewise be identified and considered in the actuaries’ process of selecting ultimate loss.

An actuarial best estimate of ultimate loss is selected for each line of business based on a review of the indications produced by the above methodologies.  More consideration is given to those methods that the actuaries deem to be more appropriate in a particular situation.  In addition, other metrics such as claim closing ratios, average case reserve levels, paid loss to incurred loss ratios, individual large loss information, and recent insurance pricing changes are reviewed to help the actuaries select the most appropriate estimates of ultimate loss.

The selection of the ultimate loss is based on information unique to each line of business and accident year and the judgment and expertise of the actuaries.

•
Short-Tail versus Long-Tail Lines of Business: The reserving methods described above are generally applied to each line of business, regardless of their classification as short-tail or long-tail.  “Tail” refers to the time period between the occurrence of a loss and the final settlement of the claim.  The merits of an individual reserving method relative to the line of business and age of accident period are considered in the actuaries’ process of selecting ultimate loss.

Short-tail lines of business, by definition, develop to their ultimate value faster than long-tail lines of business.  Property coverages including inland marine along with automobile physical damage coverages would be considered short-tail lines of business.  Automobile Liability, General Liability, Commercial Multi-Peril Liability and Workers’ Compensation would be considered long-tail lines of business.  For many liability claims, significant periods of time may elapse between the occurrence of the loss, the reporting of the loss, and the final settlement of the claim.  Workers’ Compensation claims can result in providing medical benefits and wage replacement over the course of an injured workers lifetime.

In general, more consideration may be given to the results of the development methodologies for short-tail lines than to long-tail lines for accident periods of the same maturity.  For example, the indicated ultimate loss using the Incurred Loss Development Method for the most recent accident year is generally considered more reliable for a short-tail line, such as Homeowners Property than a long-tail line, such as Workers’ Compensation.

As mentioned previously, the selection of ultimate loss is based on information unique to each line of business and accident year subject to exceptions, such as the emergence of one or more unusually large claims in a particular accident period for a short-tail line.  In this case, the indications produced by the development methods may be overstated (due to development of ultimate losses in excess of policy limits) and such information would be considered in the actuaries’ process of selecting ultimate loss.

•
Immature Accident Periods: The Paid Loss Development Method is generally given less consideration than the Incurred Loss Development Method for less mature accident periods since the relatively low magnitude of losses paid at early evaluations tends to result in less reliable indications from the Paid Loss Development Method. For long-tail lines of business, neither the Incurred nor the Paid Loss Development methods may receive much consideration for the most recent accident period.  This is due to the fact that the relatively low magnitude of losses either incurred or paid at early evaluations tends to result in less reliable indications from these methods.

In faster developing, short-tailed lines such as Auto Physical Damage, Special Property, Homeowners, Commercial Multi-Peril Property and Property Damage, the Paid Loss Development Method, the Incurred Loss Development Method and the Bornhuetter-Ferguson methods are primarily used as they typically produce tightly clustered projections for all accident years.

The estimation of loss reserves for long-tail lines such as Commerical Auto Liablility, Commercial Multi-Peril Liability, and Workers’ Compensation is more complex and is subject to a higher degree of variability than for short-tail lines of business.

Supplementally, the Registrant also advises the Staff that, as described in the 2006 10-K, restructuring within the Company’s claims organization led to volatility in the loss emergence patterns of recent years.  The actuaries adjusted their selections and choice of methodologies in order to most accurately reflect these circumstances.  Loss development patterns for long-tail lines were generally selected based on a longer period of historical data than those selected for short-tail lines.  Additionally, the actuaries placed greater consideration on the Bornhuetter-Ferguson Method and the Incurred Counts and Averages Method in the selection of ultimate loss.

b.	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

1.
If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations.  Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2.
When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

RESPONSE:  The Company makes no adjustment to the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

As noted in the 10-K, the Company records its actuarial best estimate of the ultimate unpaid losses and loss settlement expenses liabilities.

c.
Please identify and describe those key assumptions, in addition to the lower-than-expected severity references as being key in the changes to your prior year reserves, which materially affect the estimate of the reserve for loss and loss adjustment expenses.  In addition, please disclose the following:

1.
For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.  This discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.
Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.  Refer to your disclosure in the last full paragraph on page 57 that states that “more recent statistical data reflects different patterns…”.

RESPONSE:  The Registrant supplementally advises that its revisions in reserve estimates were not the result of specific changes in the Company’s assumptions.  Rather, they were derived from the consistent application of the Company’s estimating processes to emerging experience.  Favorable loss emergence in prior accident years observed during calendar year 2006 is the primary reason for the overall reduction in prior year reserves as of December 31, 2006.  This reduction in the estimate of prior year ultimate losses follows from the consistent application of reserving principles in response to changes in the Company’s data (i.e., lower than expected loss emergence throughout 2006) reflecting actual payments and evaluations of new information.  As estimates of the ultimate number of claims remained very stable for the prior accident periods, the changes in estimates of ultimate loss are best characterized as resulting from lower than expected severity.

The Registrant also supplementally advises that the standard loss reserving methodologies discussed in response to Part 1(a), above, rely on the following general key assumptions:

•	Historical loss emergence is representative of future loss emergence (for claims, paid loss, and incurred loss)

•	Historical frequency and severity trends are representative of future frequency and severity trends

•	The loss characteristics of the historical mix of business (by state, classification, etc.) are representative of the loss characteristics of the current mix of business

When using the reserving methodologies that rely on these assumptions, the actuaries make any necessary adjustments to reflect information that is inconsistent with the assumptions.  Further, the actuaries exercise their judgment to determine the most accurate application of the assumptions in specific cases, including judgments to determine the historical period that may be most applicable to the current environment. As noted above, a key assumption in the estimation of ultimate losses is the general consistency of loss emergence patterns.  When a change in a current loss emergence pattern is identified by the actuaries, as noted on page 57 of the 2006 10-K, the actuaries will attempt to discern the following: the possible reasons for the change; whether the new pattern is likely to continue into the future and the most appropriate pattern to model future loss emergence.  In this instance, as noted in the 2006 10-K, it was concluded that changes in the claims operations resulting in new people and processes involved in settling claims were the principal reasons for the noted difference in patterns.  In the judgment of the actuaries it was thought the most recently observed pattern would not continue into the future and therefore minimal credence was attributed to the most recent emergence patterns and more credence was attributed to longer term historical emergence patterns.

d.
In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity.  Explain why management believes the scenarios quantified are reasonably likely.

RESPONSE:  Supplementally, Registrant advises the Staff that for the 2006 10-K, the Company expanded its disclosure concerning potential reserve variability to include reserve ranges by line of business at the request of the SEC Staff as contained in its comment letter to the Company dated December 21, 2005.

As many of the factors potentially affecting the ultimate value of our current reserve estimate are inter-related, the Company believes that loss reserve variability is most appropriately considered in the aggregate.  The Company believes that its current disclosure of its reserve range concerning loss reserve variability, its accompanying description and its general approach in determining loss reserve variability provides a good explanation of the potential variability of loss reserve estimates to investors.

Liquidity and Capital Resources, page 33

2.
Please provide us in disclosure type format a description of (a) the facts and circumstances that led to your decision to sell securities, (b) your investment strategy when certain economic conditions persist, i.e. low interest-rate environment or vice-versa, and (c) the impact that your decision to sell securities had and will have on the investment portfolio and on the results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e. investment turnover and yields.  Specifically address the decision to sell the equity securities that resulted in the significant realized gains in the current period.

RESPONSE:  To effectively manage enterprise risk, including the Registrant’s increased exposure to significant catastrophe resulting from the July 1, 2006 through June 30, 2007 renewal of the property/catastrophe reinsurance coverage, under which the Registrant purchased higher coverage limits while increasing retention levels and co-participation, as disclosed in the Registrant’s Current Report on Form 8-K dated June 27, 2006, the Registrant reduced its risk exposure from the possibility of adverse events in the equity markets by reducing its holding of equity investments by approximately $120 million.  This amount, less taxes, was invested in fixed-maturity investments.  As a result, the Registrant had after-tax realized capital gains of $0.79 per share for the second quarter of 2006.  The reinvestment of equity proceeds, net of tax, into fixed maturity investments resulted in annual increased investment income of approximately $3.8 million before taxes, or $0.06 per share after taxes.

The Registrant’s investment strategy is designed to complement and support the insurance operations.  The Registrant considers projected cash flow (premiums, investment income, reinsurance programs, liability payout patterns, general expenses, large seasonal obligations, intercompany transfers, etc.) to assure that sufficient liquidity exists within the Registrant and Harleysville Mutual Insurance Company.  Maintaining a regular maturity schedule in readily marketable securities is an essential part of addressing liquidity.  This regular maturity schedule is maintained in all interest rate environments.  After-tax yield will be maximized consistent with safety and liquidity considerations by investment in taxable or tax-exempt securities, depending on the Registrant’s tax position.

3.
Please provide us in disclosure type format a revised table that includes the total obligations included within the table.  Remove the presentation of the net reserves from this tabular presentation.  Refer to Item 303(a)(5)(i) of Regulation S-K.

RESPONSE:  The following summarizes Registrant’s revised contractual obligations as of December 31, 2006:

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(in thousands)
Contractual Obligations:
Debt	$ 118,500				$118,500
Interest on debt	$ 43,685	$ 6,823	$ 13,646	$ 13,646	$ 9,570
Gross liability for unpaid losses and loss settlement expenses	$1,493,645	$359,993	$410,271	$193,896	$529,485

Registrant supplementally advises the Staff that the table above does not include capital lease obligations, operating lease obligations or purchase obligations as they are either not applicable or not material.  The timing of the amounts for the gross liability for unpaid losses and loss settlement expenses are an estimate based on historical experience and expectations of future payment patterns.  However, the timing of these payments may vary significantly from the amounts stated above.

Financial Statements - December 31, 2006

1 - Description of Business and Summary of Significant Accounting Policies, page 47
Investments, page 47

4.	Please provide us in disclosure type format your policy for accounting for potential prepayments associated with the mortgage backed securities disclosed in note 3.

RESPONSE:  The following is the Registrant’s revised accounting policy note related to Investments:

Investments

Accounting for fixed maturities depends on their classification as held to maturity, available for sale or trading.  Fixed maturities classified as held to maturity are carried at amortized cost.  Fixed maturities classified as available for sale are carried at fair value.  There were no investments classified as trading.  Equity securities are carried at fair value.  Short-term investments are recorded at cost, which approximates fair value.

Premiums and discounts on fixed income securities are amortized or accreted using the interest method.  Mortgage and asset-backed securities are amortized over a period based on estimated future principal payments, including prepayments.  Prepayment assumptions are reviewed periodically and adjusted as necessary to reflect actual prepayments and changes in expectations.

Realized gains and losses on sales of investments are recognized in net income on the specific identification basis.  A decline in the fair value of an investment below its cost that is deemed other than temporary is charged to earnings.  Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in shareholders’ equity as a component of comprehensive income and, accordingly, have no effect on net income.

Losses and Loss Settlement Expenses, page 48

5.
Please provide us in disclosure type format a revised policy that addresses your discount related to certain long-term disability workers’ compensation cases deducted from reserves as disclosed in Schedule VI on page 83.

RESPONSE:  The Registrant supplementally discloses that it discounts certain long-term disability workers’ compensation claims, at rates determined by the applicable state in which the claim occurred.  The Registrant does not believe the discount is material, as the total amount of discount was $7.4 million on $1,494 million of loss and loss settlement expense reserves at December 31, 2006.

New Accounting Standards, page 49

6.
Please explain to us how the assertion made in the discussion of the adoption of SFAS 158 that a sufficient liability equal to the difference between the accumulated benefit obligation and the fair value of the plan assets reconciles to the information provided in note 13 related to these plans.  Specifically on page 64 you disclose an “Accumulated benefit obligations at December 31” of $188.4 million and the “Fair value of plan assets at December 31” of $161.8 million with a “Funded status” of ($21.6) million.  Refer to paragraph 4 of SFAS 158.

RESPONSE:  Registrant supplementally advises that the funded status of the plan, including Harleysville Mutual Insurance Company, as of December 31, 2006 was ($26.6) million (calculated as follows: accumulated benefit obligation of $188.4 million less fair value of plan assets of $161.8 million) and the Registrant’s portion of this funded status of ($18.4) million was recognized as accrued pension cost as of that date.  The total plan unrecognized net actuarial loss was $20.7 million and the Registrant included its portion of the unrecognized net actuarial loss of $13.7 million in accumulated other comprehensive income as of December 31, 2006.  At the time of the freeze of the pension plan on March 31, 2006, the Registrant was already recognizing a minimum pension liability in accordance with SFAS No. 87.  The freeze of the plan caused the projected benefit obligation to become equal to the accumulated benefit obligation, for which the Registrant was already recognizing the underfunded status.  Thus, adoption of SFAS No. 158 as of December 31, 2006 did not cause any additional impact on accrued pension cost or accumulated other comprehensive income for the Registrant.

8 - Shareholders’ Equity, page 58

7.
Please provide us in disclosure type format or help us identify where you included the accumulated balances for each classification included in “Accumulated other comprehensive income.”  Refer to paragraph 26 of SFAS 130.

RESPONSE:  Registrant supplementally advises that the accumulated balances for each classification included in “Accumulated other comprehensive income” are included as follows (in thousands):

Unrealized Investment gains and losses:

	Fair Value	Amortized Cost	Net Unrealized Gain/(Loss)
Fixed maturities available for sale - balance sheet, page 42	1,606,333	1,600,940	5,393
Fixed maturity securities on loan-available for sale - balance sheet, page 42	116,541	116,711	(170)
Equity securities - balance sheet, page 42	71,446	62,932	8,514
Total unrealized investment gains			13,737
Deferred taxes on net unrealized gains - note 3, page 55			4,808
Unrealized investment gains - net of tax			8,929

Pension liability:
Pension liability included in accumulated other comprehensive income - note 11, page 64			13,716
Deferred taxes on pension liability included accumulated other comprehensive income - included in deferred tax assets - pension plan - note 9, page 60			4,801
Pension liability-net of tax			8,915

Accumulated other comprehensive income consists of:			Debit/(Credit)
Unrealized investment gains - net of tax			(8,929)
Pension liability - net of tax			8,915
Accumulated other comprehensive income			(14)

Form 10-Q for the quarter ended June 30, 2007

Item 4.  Controls and Procedures, page 28

8.
We noted that you used the term “sufficient” to describe your evaluation of your disclosure controls and procedures.  The use of terminology other than “effective” appears to indicate you are attempting to state that disclosure controls and procedures met some standard lower than effective.  Please tell us why the term “sufficient” is appropriate and is in compliance with Item 307 of Regulation S-K or confirm to us that you will revise this disclosure in future filings.

RESPONSE:  The Registrant confirms that it will revise this disclosure in future filings.

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in our 2006 10-K;

•
comments from the Staff of the U.S. Securities and Exchange Commission (the
“Commission”) or changes to disclosure in response to Staff comments in the
2006 10-K do not foreclose the Commission from taking any action with respect to the 2006 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8606.

Sincerely,

/s/ JUSTIN P. KLEIN

Justin P. Klein

cc:           Arthur E. Chandler, Senior Vice President and Chief Financial Officer
Robert A. Kauffman, Senior Vice President, Secretary, General Counsel and Chief Governance Officer